SO 3/16/04

SECURITIES 04004911 ION
Wasnington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG International Securities Inc.

RECD S.E.C.
MAR 0 1 2004
535

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Plaza
(No. and Street)

Greenwich, Connecticut 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Hawriluk (203)861-8860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian P. Morrissey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG International Securities Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-NONE-

Signature

Vice-President

Title

Notary Public

DIANE S. MONICK
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG International Securities Inc.

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
AIG International Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG International Securities Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As explained in Note 6 to the financial statement, during February 2004, management of the Company declared its intention to file Form BDW to withdraw the Company's broker-dealer registration with the SEC, NASD and all appropriate jurisdictions effective March 2004. All operations will cease and the Parent will dissolve the Company shortly thereafter.

PricewaterhouseCoopers LLP

February 26, 2004

AIG International Securities Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 1,065,885
Securities owned, at estimated fair value	1
Receivable from affiliate	6,000
Other assets	40
Total assets	$ 1,071,926
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	18,000
Accrued current state taxes payable	5,162
Payable to affiliates	53,264
	76,426
Stockholder's equity	
Common stock, $.01 par value; 3,000 shares authorized; 100 shares issued and outstanding	$ 1
Additional paid-in capital	599,999
Retained earnings	395,500
	995,500
Total liabilities and stockholder's equity	$ 1,071,926

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

The Company is a wholly owned subsidiary of AIG Trading Services Inc., (the "Parent"), which is a wholly owned subsidiary of AIG Trading Group Inc. ("AIGTG"), itself a wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company's primary activity is to act as agent pursuant to SEC Rule 15a-6 for certain of its affiliates, particularly in connection with transactions in sovereign and corporate debt securities and loan participations of emerging markets and major industrial countries. The Company also acts as agent in certain private placement security offerings.

2. Significant Accounting Policies

Cash
At December 31, 2003 the Company's cash is held by two New York money center banks.

Securities Owned, at Estimated Fair Value
Securities owned, at estimated fair value, consists of unlisted equity warrants, which cannot be offered or sold based on restrictions applicable to the warrants.

Income Taxes
The operating results of the Company are included in AIG's consolidated U.S. Federal income tax return. Income taxes are computed on a separate company basis. The Company files separate state tax returns. Income taxes are provided for under the asset and liability method which requires establishment of deferred tax assets and liabilities for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. As of December 31, 2003, included in payable to affiliates, the Company has recorded a deferred U.S. Federal income tax benefit receivable from AIG of $6,507 and a current U.S. Federal income tax payable to AIG of $28,790. The deferred tax benefit receivable results primarily from the recording of certain expense accruals deductible for financial statement purposes but not currently deductible for income tax purposes.

Fair Value of Financial Instruments
The carrying amount of the Company's financial instruments approximates their fair market values due to their short-term nature.

Use of Estimates
The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Receivable from and Payable to Affiliates

Receivable from affiliate represents commissions due from an affiliated entity for the agency services described in Note 1. Payable to affiliates primarily consists of amounts due to AIGTG and an affiliate for current year taxes and general administrative expenses paid by AIGTG and an affiliate.

4. Commitments and Contingencies

The Company operates subject to cancelable agency agreements with affiliated entities and a cancelable service agreement with AIGTG.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company had net capital of $989,459 at December 31, 2003 which exceeded its requirement by $739,459.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i).

6. Subsequent Event

In February 2004, management of the Company declared its intention to file Form BDW to withdraw the Company's broker-dealer registration with the SEC, NASD and all appropriate jurisdictions effective in March 2004. All operations will cease and the Parent will dissolve the Company shortly thereafter.